Exhibit 12.1
Analog Devices, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	November 3,	November 1,	October 31,	October 30,	October 29,
(In thousands, except ratios)	2007	2008	2009	2010	2011
Determination of earnings:
Income from continuing operations before provision for taxes on income	$661,457	$666,102	$297,444	$901,665	$1,061,447
Amortization of Capitalized interest	982	982	982	440	54
Fixed charges	1,834	1,607	5,243	11,388	19,892

Total earnings as defined	664,273	668,691	303,669	913,493	1,081,393

Fixed Charges:
Interest and amortization expense	7	81	3,853	10,226	18,892
Interest portion of rent expense	1,827	1,526	1,390	1,162	1,000

Fixed charges	1,834	1,607	5,243	11,388	19,892
Capitalized interest	—	—

Total fixed charges	$1,834	$1,607	$5,243	$11,388	$19,892

Ratio of earnings to fixed charges	362.2	416.1	57.9	80.2	54.4